LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 30, 2024

Mr. Chris Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to the additional comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 335 to the Trust’s Registration Statement on Form N-1A filed on October 4, 2024 (SEC Accession No. 0000894189-24-006112) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Yields for You Strategy A ETF (formerly, Fruit of My Loins Strategy A ETF), Yields for You Strategy B ETF (formerly, Fruit of My Loins Strategy B ETF) and Relative Strength Managed Volatility Strategy ETF (formerly, RS Multi-Cap Low-Vol ETF) (each, a “Fund,” and collectively, the “Funds”) as new series of the Trust. The Staff’s additional comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Yields for You Strategy A ETF - Prospectus - Summary Section - Principal Investment Strategies

1.Staff Comment: The Staff notes disclosure indicating it will “concentrate its investments in an industry or group of industries to the extent the Underlying ETFs in which the Fund invests are so concentrated.” The Staff is unaware of registrants adopting a concentration policy that allows for such a nonspecific reservation of discretion to concentrate among various industries as currently disclosed, in either the affiliated or unaffiliated underlying fund context. Please supplementally explain your authority for establishing and disclosing the Fund’s concentration policy in this manner. In addition, please ensure the Fund’s concentration policy as stated in its statement of additional information is consistent with the stated concentration policy in the prospectus.

Response: The Fund notes supplementally that the disclosure was added to prospectus disclosure for the Fund in error in the most recent draft and confirms this disclosure has been deleted.

2.Staff Comment: There is no discussion of investments in real estate in the Funds’ strategy discussions. Please revise the strategy disclosures to include REITs or remove REIT Risk.

Response: The Trust has revised the each Fund’s principal investment strategy disclosure to include investments in real estate investment trusts substantially to the effect of, “In addition, the Underlying ETFs in which the Fund invests may invest in real estate investment trusts (REITs)."

3.Staff Comment: In the Principal Investment Strategies disclosure for the Relative Strength Managed Volatility Strategy ETF, “U.S. Growth Companies” is capitalized but has not been defined. Please make “Growth Companies” lower case or add a definition.

Response: The Trust responds by revising applicable disclosure to, “growth companies,” as the term is intended for colloquial usage.

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If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

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